

Mail Stop 4546

January 27, 2017

VIA E-mail
Mr. Matthew Korenberg
Vice President Finance and Chief Financial Officer
Ligand Pharmaceuticals, Inc.
3911 Sorrento Valley Boulevard
Suite 110
San Diego, CA 92121

> **Re:** **Ligand Pharmaceuticals, Inc.**
> **Form 8-K Filed November 3, 2016**
> **File No. 001-33093**

Dear Mr. Korenberg:

We have reviewed your January 3, 2017 response to our comment letter and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

1. We acknowledge your response to prior comment 1 of our December 19, 2016 letter. Please address the following.
   - Regarding your response to bullet two of our comment:
     - Provide us proposed disclosure to be included with your next earnings release that explains why the gain on deconsolidation of Viking is not included as a non-GAAP adjustment similar to your treatment of other adjustments related to Viking in arriving at non-GAAP adjusted net income.
     - Provide us an accounting analysis with reference to authoritative literature supporting your accounting for your receipt of Viking stock valued at $29.2 million as consideration in determining the $28.2 gain on deconsolidation of Viking.
   - Regarding your response to bullet four of our comment, tell us the effective tax rate you intend to apply to the non-GAAP adjustments in your next earnings release. Provide us, by way of example, the dollar impact to non-GAAP adjusted

net income for the nine months ended September 30, 2016 and 2015 of applying those rates to those periods.

You may contact Senior Staff Accountant Christine Allen Torney at (202) 551-3652 with any questions. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance